                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  -------------

                                 SCHEDULE 14D-1
                                (AMENDMENT NO. 1)
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                       VWR SCIENTIFIC PRODUCTS CORPORATION
                            (Name of Subject Company)

                               EM SUBSIDIARY, INC.
                          EM LABORATORIES, INCORPORATED
                         MERCK KGAA, DARMSTADT, GERMANY
                                    (Bidders)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                                    918435108
                      (Cusip Number of Class of Securities)

                                STEPHEN J. KUNST
                          VICE PRESIDENT AND SECRETARY
                               EM SUBSIDIARY, INC.
                       C/O EM LABORATORIES, INCORPORATED.
                                 7 SKYLINE DRIVE
                            HAWTHORNE, NEW YORK 10532
                                 (914) 592-4660
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidders)

                                    COPY TO:
                              KLAUS H. JANDER, ESQ.
                           RICHARD T. MCDERMOTT, ESQ.
                               ROGERS & WELLS LLP
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000

                                  July 2, 1999

                         (Continued on following pages)

                              (Page 1 of 11 pages)

-----------------------                                   ---------------------
   CUSIP No. 918435108                14D-1                       Page 2
-----------------------                                   ---------------------
===============================================================================
    1.     Name of Reporting Persons
           S.S. or I.R.S. Identification Nos. of Above Persons

                                   EM SUBSIDIARY, INC.
===============================================================================
    2.     Check the Appropriate Box if a Member of a Group
              (a) [ ]
              (b) [X]
===============================================================================
    3.     SEC Use Only
===============================================================================
    4.     Sources of Funds

                                AF
===============================================================================
    5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)

              [ ]
===============================================================================
    6.     Citizenship or Place of Organization

                                  PENNSYLVANIA
===============================================================================
    7.     Aggregate Amount Beneficially Owned by Each Reporting Person

                                15,538,784
===============================================================================
    8.     Check if the Aggregate Amount in Row 7 Excludes Certain Shares

              [ ]
===============================================================================
    9.     Percent of Class Represented by Amount in Row 7

                                49.9%
===============================================================================
   10.     Type of Reporting Person

                                CO
===============================================================================

-----------------------                                   ---------------------
   CUSIP No. 918435108                14D-1                       Page 3
-----------------------                                   ---------------------
===============================================================================
    1.     Name of Reporting Persons
           S.S. or I.R.S. Identification Nos. of Above Persons

                              EM LABORATORIES, INCORPORATED
===============================================================================
    2.     Check the Appropriate Box if a Member of a Group
              (a) [ ]
              (b) [X]
===============================================================================
    3.     SEC Use Only
===============================================================================
    4.     Sources of Funds

                                AF
===============================================================================
    5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)

              [ ]
===============================================================================
    6.     Citizenship or Place of Organization

                                NEW YORK
===============================================================================
    7.     Aggregate Amount Beneficially Owned by Each Reporting Person

                                15,538,784
===============================================================================
    8.     Check if the Aggregate Amount in Row 7 Excludes Certain Shares

              [ ]
===============================================================================
    9.     Percent of Class Represented by Amount in Row 7

                                49.9%
===============================================================================
   10.     Type of Reporting Person

                                CO
===============================================================================

-----------------------                                   ---------------------
   CUSIP No. 918435108                14D-1                       Page 4
-----------------------                                   ---------------------
===============================================================================
    1.     Name of Reporting Persons
           S.S. or I.R.S. Identification Nos. of Above Persons

                             MERCK KGaA, DARMSTADT, GERMANY
===============================================================================
    2.     Check the Appropriate Box if a Member of a Group
              (a) [ ]
              (b) [X]
===============================================================================
    3.     SEC Use Only
===============================================================================
    4.     Sources of Funds

                                WC
===============================================================================
    5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)

              [ ]
===============================================================================
    6.     Citizenship or Place of Organization

                                GERMANY
===============================================================================
    7.     Aggregate Amount Beneficially Owned by Each Reporting Person

                                15,538,784
===============================================================================
    8.     Check if the Aggregate Amount in Row 7 Excludes Certain Shares

              [ ]
===============================================================================
    9.     Percent of Class Represented by Amount in Row 7

                                49.9%
===============================================================================
           Type of Reporting Person

                                CO
===============================================================================

   This Amendment No. 1 to the Rule 14d-1 Tender Offer Statement on Schedule 14D-1 (this "Amendment") is being filed by (i) Merck KGaA, Darmstadt, Germany, a German company ("Merck KGaA"), (ii) EM Laboratories, Incorporated, a New York corporation ("Parent") and an indirect subsidiary of Merck KGaA and (iii) EM Subsidiary, Inc., a Pennsylvania corporation ("Purchaser") and a wholly-owned subsidiary of Parent, pursuant to Section 14(d) of the Securities Exchange Act of 1934, as amended, and Rule 14d-1 thereunder in connection with the tender offer by Purchaser, Parent and Merck KGaA to purchase all outstanding shares of common stock, par value $1.00 per share of VWR Scientific Products Corporation, a Pennsylvania corporation (the "Company"), at $37.00 per Share, net to the seller in cash without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 14, 1999, of Purchaser, Parent and Merck KGaA (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any supplements or amendments thereto, collectively constitute the "Offer").

   ITEM 10  ADDITIONAL INFORMATION.

(a) Item 10(f) is hereby amended by amending and restating the first four paragraphs under "6. Fairness of the Transaction" in the Offer to Purchase as follows:

            Merck KGaA, Parent and Purchaser understand as follows concerning the determination by the Board of the Company of the fairness of the Offer and the Merger. The Company's Board, by unanimous vote of the Unaffiliated Directors acting as a quorum of the full Company Board, based upon, among other things, the unanimous recommendation and approval of the Special Committee, has determined that the Merger Agreement and the transactions contemplated thereby, including each of the Offer and the Merger (collectively, the "Transactions"), are fair to, and in the best interests of, the Company and the shareholders of the Company not affiliated with Merck KGaA (the "Public Shareholders"), approved the Merger Agreement, the Offer and the Merger, and resolved to recommend that shareholders accept the Offer and tender their Shares pursuant to the Offer and subsequently to approve the Merger Agreement, if such approval is required by law.

            In making the recommendation to the Company's Board and approving the Merger Agreement and the Transactions, the Unaffiliated Directors considered a number of factors, including, but not limited to, the following:

            (a) the financial and other terms and conditions of the Merger Agreement, including the proposed structure of the Offer and the Merger involving a cash tender offer of $37.00 per Share for all outstanding Shares, to be followed by a merger for the same consideration;

            (b) various risks and uncertainties associated with any expansion of the Company's distribution business to meet the needs of its global customers;

            (c) the historical market prices of the Shares, including the fact that the Offer price and the Merger price of $37.00 per Share represented premiums of approximately 29.0%, 32.1% and 32.7% over the closing prices per Share on the NASDAQ Stock Market June 3, 4, and 7, 1999, respectively, the last three full trading days prior to the June 8, 1999 announcement of the Transactions, and represented a premium of approximately 40% over the closing price for the Shares on the NASDAQ Stock Market on the date 30 days prior to the announcement of the Transactions;

            (d) according to Bloomberg LP, the $37.00 per Share to be paid to the Public Shareholders in the Offer and the Merger exceeded the highest price at which the Shares have closed on the NASDAQ Stock Market since the Company became a public company in 1986;

            (e) neither the Offer nor the Merger is subject to any financing condition, and that Parent has represented that it has available to it from or through Merck KGaA or its affiliates, sufficient funds to consummate the Offer, the Merger and the transactions contemplated thereby;

            (f) the separate opinions, each dated June 8, 1999, to the Company's Board and Special Committee, of BT Alex. Brown Incorporated ("BT Alex. Brown") (now merged with Deutsche Bank Securities Inc., and known as Deutsche Banc Alex. Brown) and Warburg Dillon Read LLC ("Warburg

      Dillon Read") to the effect that, as of the date of such opinions and based upon and subject to certain matters stated therein, the $37.00 per Share cash consideration to be received in the Offer and the Merger by the holders of Shares (other than Merck KGaA and its affiliates) was fair, from a financial point of view, to such holders. The full text of the written opinions of BT Alex. Brown and Warburg Dillon Read dated June 8, 1999, the analyses and conclusions of which were concurred with and adopted by the Company's Board and Special Committee and set forth the assumptions made, matters considered and limitations on and review undertaken, are attached as Schedule II and Schedule III, respectively, to this Offer to Purchase and are incorporated herein by reference. The opinions of BT Alex. Brown and Warburg Dillon Read are directed to the Company's Board and Special Committee, address only the fairness of the $37.00 per Share cash consideration to be received in the Offer and the Merger by the holders of Shares (other than Merck KGaA and its affiliates) from a financial point of view, and do not constitute a recommendation to any shareholder as to whether or not such shareholder should tender Shares in the Offer or as to how such shareholder should vote with respect to the proposed Merger. Holders of Shares are urged to read such opinions carefully in their entirety;

            (g) the terms of the Merger Agreement were determined through arm's-length bargaining between the Special Committee and its legal and financial advisors, on one hand, and representatives of Parent, on the other, and provide for the Offer in order to allow Public Shareholders to receive payment for their Shares; and

            (h) Parent and its affiliates informed the Special Committee that they would not be interested in a third-party sale of the Company; the Special Committee and its financial advisors were not authorized to, and did not, solicit third-party indications of interest for the acquisition of the Company (which they deemed highly unlikely to receive in light to the aggregate ownership of the Company by Merck KGaA and its affiliates and their affirmative disinterest in a third party sale of the Company), nor were any offers from third parties received; although the Unaffiliated Directors recognized that this factor did not necessarily support its determination regarding the fairness of the Transactions, the Unaffiliated Directors concluded that this factor was substantially outweighed by the totality of the other factors it considered in arriving at its determination.

            The Unaffiliated Directors recognized that the Merger had not been structured to require the approval of a majority of the Shares held by the Public Shareholders and that following successful completion of the Offer, Merck KGaA and its affiliates would have sufficient voting power to approve the Merger Agreement without the affirmative vote of any other shareholder of the Company. However, the Unaffiliated Directors, including all of the members of the Special Committee, believed that the Transactions were procedurally fair because, among other things:

            (a) the Special Committee was appointed to represent the interests of the Public Shareholders;

            (b) by reason of the Standstill Agreement, completion of the Offer (and thus completion of the Merger) is conditioned upon its acceptance by the holders of a majority of the Shares not owned by Parent and its affiliates; such condition may not be waived by Purchaser without the consent of the Company and is designed to assure that the Public Shareholders holding a majority of the shares owned by all Public Shareholders have determined to accept the terms of the Offer prior to any vote on the Merger;

            (c) prior to consummation of the Offer, the Company's Board of Directors may cause the Offer to be terminated if it receives an unsolicited proposal to be acquired by a third-party and, in the opinion of the Company's outside legal counsel, failure to consider such a proposal would result in a breach of the fiduciary duties of the Company's Board of Directors under applicable law. Under such circumstances, the Company would be required to reimburse Parent for its reasonable documented out-of-pocket expenses in an amount up to $8 million;

            (d) the Special Committee retained BT Alex. Brown and Warburg Dillon Read as its independent financial advisors to assist it in evaluating and negotiating a potential transaction with the Parent and its affiliates;

            (e) the Special Committee engaged in deliberations to evaluate the Transactions and alternatives thereto;

            (f) the $37.00 per Share price and the other terms and conditions of the Transaction resulted from active arm's-length bargaining between representatives of the Special Committee, on the one hand, and representatives of Parent and its affiliate, on the other; and

            (g) Public Shareholders may obtain "fair value" for their Shares if they exercise and perfect their appraisal rights under the PBCL.

      The approval and recommendation of the Company's Board of Directors was based on the totality of the information considered by it. The Company's Board of Directors did not assign relative weights to the factors considered by it or determine that any one factor was of primary importance.

(b) Item 10(f) is hereby amended by amending and restating the paragraph under "6. Fairness of the Transaction - Position of Merck KGaA, Parent and Purchaser regarding Fairness of the Offer and Merger" in the Offer to Purchase as follows:

            MerckKGaA, Parent and Purchaser believe that the consideration to be received by the Public Shareholders, pursuant to the Offer and the Merger, is fair to the Public Shareholders. Merck KGaA, Parent and Purchaser based their belief on a number of factors, including, but not limited to:

            (a) the fact that the Unaffiliated Directors and the Special Committee unanimously concluded that the Offer and the Merger are fair to, and in the best interests of, the Company and the Public Shareholders;

            (b) the financial and other terms and conditions of the Merger Agreement, including the proposed structure of the Offer and the Merger involving a cash tender offer of $37.00 per Share for all outstanding Shares, to be followed by a merger for the same consideration;

            (c) various risks and uncertainties associated with any expansion of the Company's distribution business to meet the needs of its global customers;

            (d) the historical market prices of the Shares, including the fact that the Offer price and the Merger price of $37.00 per Share represented premiums of approximately 29.0%, 32.1% and 32.7% over the closing prices per Share on the NASDAQ Stock Market June 3, 4, and 7, 1999, respectively, the last three full trading days prior to the June 8, 1999 announcement of the Transactions, and represented a premium of approximately 40% over the closing price for the Shares on the NASDAQ Stock Market on the date 30 days prior to the announcement of the Transactions;

            (e) according to Bloomberg LP, the $37.00 per Share to be paid to the Public Shareholders in the Offer and the Merger exceeded the highest price at which the Shares have closed on the NASDAQ Stock Market since the Company became a public company in 1986;

            (f) neither the Offer nor the Merger is subject to any financing condition, and that Parent has represented that it has available to it from or through Merck KGaA or its affiliates, sufficient funds to consummate the Offer, the Merger and the transactions contemplated thereby;

            (g) notwithstanding the fact that BT Alex. Brown's and Warburg Dillon Read's opinions were provided solely for the information and assistance of the Company's Board and Special Committee and that Merck KGaA, Parent and Purchaser are not entitled to rely on such opinions, the fact that the Company's Board and Special Committee received an opinion from each of BT Alex. Brown and Warburg Dillon Read as to the fairness, from a financial point of view, to the holders of Shares (other than Merck KGaA and its affiliates) of the $37.00 per Share cash consideration to be received by such holders in the Offer and the Merger. The full text of the written opinions of BT Alex. Brown and

      Warburg Dillon Read dated June 8, 1999, which set forth the assumptions made, matters considered, and limitations on the review undertaken, are attached as Schedules II and III, respectively, to this Offer to Purchase, and are incorporated herein by reference. The opinions of BT Alex. Brown and Warburg Dillon Read are directed to the Company's Board and Special Committee, address only the fairness of the $37.00 per Share cash consideration to be received in the Offer and the Merger by the holders of Shares (other than Merck KGaA and its affiliates) from a financial point of view, and do not constitute a recommendation to any shareholder as to whether or not such shareholder should tender Shares in the Offer or as to how such shareholder should vote with respect to the proposed Merger. Holders of Shares are urged to read such opinions carefully in their entirety;

            (h) the terms of the Merger Agreement were determined through arm's-length bargaining between the Special Committee and its legal and financial advisors, on one hand, and representatives of Parent, on the other, and provide for the Offer in order to allow Public Shareholders to receive payment for their Shares; and

            (i) Parent and its affiliates informed the Special Committee that it would not be interested in a third-party sale of the Company; the Special Committee and its financial advisors were not authorized to, and did not, solicit third-party indications of interest for the acquisition of the Company (which they deemed highly unlikely to receive in light to the aggregate ownership of the Company by the Parent and its affiliates and their affirmative disinterest in a third party sale of the Company), nor were any offers from third parties received; although the Unaffiliated Directors recognized that this factor did not necessarily support its determination regarding the fairness of the Offer and the Merger, the Unaffiliated Directors concluded that this factor was substantially outweighed by the totality of the other factors it considered in arriving at its determination.

            Merck KGaA, Parent and Purchaser have reviewed the factors considered by the Unaffiliated Directors in support of their decision, as described in the Schedule 14D-9 and above, and had no basis to question their consideration of or reliance on those factors. In concluding that the terms of the Offer and the Merger are fair to the Public Shareholders, Merck KGaA, Parent and Purchaser viewed all of the factors listed above as supporting such conclusion. Merck KGaA, Parent and Purchaser found it impracticable to assign, and they did not assign, relative weights to the individual factors considered in reaching their conclusion as to fairness, but viewed the totality of the factors considered in reaching their conclusion. Merck KGaA, Parent and Purchaser recognize that the Merger had not been structured to require the approval of a majority of the Shares held by the Public Shareholders and that following the successful completion of the Offer, Parent and its affiliates would have sufficient voting power to approve the Merger Agreement without the affirmative vote of any other shareholders of the Company. Without assigning relative weights to the factors considered by Unaffiliated Directors, including the Special Committee, or determining that any one of such factors was of primary importance, Merck KGaA, Parent and Purchaser believe that the Offer and the Merger are procedurally fair for the reasons cited by the Unaffiliated Directors, including the Special Committee, which factors include, without limitation, that by reason of the Standstill Agreement, completion of the Offer (and thus completion of the Merger) is conditioned upon its acceptance by the holders of a majority of the Shares owned by the Public Shareholders; such condition may not be waived by Purchaser without the consent of the Company and is designed to assure that the shareholders holding a majority of the Shares owned by all Public Shareholders have determined to accept the terms of the Offer prior to any vote on the Merger. See "6. Fairness of the Transaction."

(c) Item 10(f) is hereby amended by amending and restating the third paragraph under "6. Fairness of the Transaction - Opinion of BT Alex. Brown Incorporated; Other Factors" in the Offer to Purchase as follows:

            The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to a summary description. BT Alex. Brown arrived at its ultimate opinion based on the results of all of the analyses undertaken by it and assessed as a whole. BT Alex. Brown did not draw conclusions from or with regard to any one factor or method of analysis. Rather, BT Alex. Brown believed that the totality of the factors considered and analyses performed by BT Alex. Brown in connection with its opinion operated collectively to support its determination as to the fairness of the per Share cash consideration to be received in the Offer and the Merger from a financial point of view. Accordingly, BT Alex. Brown believes that its analyses and the summary above must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the process underlying BT Alex. Brown's analyses and opinion.

(d) Item 10(f) is hereby amended by amending and restating the sixth paragraph under "6. Fairness of the Transaction - Opinion of BT Alex. Brown Incorporated; Other Factors" in the Offer to Purchase as follows:

            BT Alex. Brown is an internationally recognized investment banking firm and, as a customary part of its investment banking business, is engaged in the valuation and their securities in connection with mergers and acquisitions, negotiated underwritings, private placements and valuations for estate corporate and other purposes. The Company selected BT Alex. Brown based on BT Alex. Brown's reputation, expertise and familiarity with the Company. BT Alex. Brown and its affiliates have in the past provided financial services to the Company and Merck KGaA unrelated to the Offer and Merger, for which services BT Alex. Brown and its affiliates have received compensation. During the past two years, BT Alex. Brown has received aggregate compensation of approximately $451,815 for its financial services to the Company.

(e) Item 10 (f) is hereby amended by amending and restating the sixth paragraph under "6. Fairness of the Transaction - Opinion of Warburg Dillon Read LLC" in the Offer to Purchase as follows:

            Warburg Dillon Read believes that its analyses and the summary below must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the process underlying Warburg Dillon Read's analyses and opinion. None of the analyses performed by Warburg Dillon Read was assigned a greater significance by Warburg Dillon Read than any other. Warburg Dillon Read arrived at its ultimate opinion based on the results of all the analyses undertaken by it and assessed as a whole. Warburg Dillon Read did not draw conclusions from or with regard to any one factor or method of analysis. Rather, Warburg Dillon Read believes that the totality of the factors considered and analyses performed by Warburg Dillon Read in connection with its opinion operated collectively to support its determination as to the fairness of the per Share cash consideration to be received in the Offer and the Merger from a financial point of view.

(f) Item 10(f) is hereby amended by amending and restating the title of the table concerning the 1999 Budget Balance Sheet of VWR Scientific Products under "8. Certain Information Concerning the Company" in the Offer to Purchase as follows:

                            VWR Scientific Products
                           1999 Budget Balance Sheet
                                 (In millions)

(g) Item 10 (f) is hereby amended by amending and restating in its entirety the last paragraph under "8. Certain Information Concerning the Company Other Financial Information" in the Offer to Purchase as follows:

            The foregoing information was prepared by the Company solely for internal use and not for publication or with a view to complying with the published guidelines of the Commission regarding projections or with the guidelines established by the American Institute of Certified Public Accountants and are included in this Offer to Purchase only because they were furnished to Merck KGaA and Parent. The foregoing information is "forward-looking" and inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company, including industry performance, general business and economic conditions, changing competition, adverse changes in applicable laws, regulations or rules governing environmental, tax or accounting matters and other matters. It is not possible to predict whether the assumptions made in preparing the foregoing information will be accurate, and actual results may be materially higher or lower than those described above. The Company has advised Merck KGaA, Parent, and Purchaser that the foregoing information was prepared based on the following assumptions: The budgeted profit and loss data for the Company for 1999 assumes a sales growth of 11.6%, which is comprised of an 8% growth in the Company's core business, with the remaining growth coming from a full year's effect of the acquisitions effected by the Company during 1998 (the "1998 Acquisitions"). (See Note 2 of the Financial Statements of the Company, annexed as Schedule V hereto, which describes the 1998 Acquisitions more fully.) The substantial portion of the budgeted gross margin improvement is the projected result of a full year effect of the 1998 Acquisitions in the education market, which historically earns higher margins. In addition, to a lesser extent, the gross margin percentage improvement is projected from the continued focus on internal efficiency improvement in the Company's core business. Operating expenses as a percent of sales are projected to increase slightly over the prior year as a result of the full year's effect of the 1998 Acquisitions.

            The balance sheet assumptions are a combination of the flow through impact of the 1999 budgeted profit and loss statement, combined with the projected days sales outstanding and planned FIFO inventory days therein reflected. Capital expenditures are budgeted at $16.0 Million and the projected net change in net property during 1999 is the result of regular depreciation charges.

            The inclusion of this information should not be regarded as an indication that Parent, Purchaser, Merck KGaA, the Company or anyone who received this information considered it a reliable predictor or future events, and this information should not be relied upon as such. None of Parent, Purchaser or Merck KGaA assumes any responsibility for the validity, reasonableness, accuracy or completeness of the projections and the Company has made no representations to Parent, Purchaser or Merck KGaA regarding the financial information described above. None of the Company, Parent,

      Purchaser, Merck KGaA or any other party intends publicly to update or otherwise publicly revise the projections even if experience or future changes make it clear that the projections will not be realized.

(h) The first paragraph under "14. Conditions of the Offer" in the Offer to Purchase will be amended as follows:

            Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser's obligation to pay for or return tendered Shares after termination or withdrawal of the Offer), pay for, and (subject to any such rules or regulations) may delay the acceptance for payment of any tendered Shares and (except as provided in the Merger Agreement) amend or terminate the Offer (whether or not any Shares have been previously purchased or paid for pursuant to the Offer)
      (A) unless on or before the Expiration Date the following conditions shall have been satisfied: (i) there shall be validly tendered and not withdrawn prior to the expiration of the Offer a number Shares which represents a majority of the total number of outstanding Shares of the Company, excluding any Shares held by Parent, Purchaser or any affiliate thereof and (ii) any applicable waiting period under the HSR Act or any similar applicable foreign law, including but not limited to the requirement of the German federal antitrust supervisory authority (Bundeskartelamt), shall have expired or been terminated prior to the expiration of the Offer and the required approval of any governmental entity for the Merger Agreement or the consummation of the transactions contemplated by the Merger Agreement shall have been obtained or (B) if at any time after the date of the Merger Agreement and before the Expiration Date, any of the following events shall occur and be continuing:

                                    SIGNATURE


      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 2, 1999


                               EM SUBSIDIARY, INC.


                               By:         /s/ Dieter Janssen
                                      ------------------------------------------
                               Name:  Dieter Janssen
                               Title: President





                               EM LABORATORIES, INCORPORATED



                               By:         /s/ Stephen J. Kunst
                                      ------------------------------------------
                               Name:  Stephen J. Kunst
                               Title: Vice-President & Secretary





                               MERCK KGaA, DARMSTADT, GERMANY



                               By:         /s/ Klaus-Peter Brandis
                                      ------------------------------------------
                               Name:  Klaus-Peter Brandis
                               Title: Departmental Director (Abteilungsdirektor)